12012971

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 Washington DC

SEC FILE NUMBER
8- 52468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Company Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch St., 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Dobie 215-701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St., Suite 3100 (Address), Philadelphia (City), PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Dodie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Company Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH., D.C. 196 SECTION

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Cohen & Company Securities, LLC (a wholly owned subsidiary of IFMI, LLC)

December 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (the Company), a wholly owned subsidiary of IFMI, LLC, as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

COHEN & COMPANY SECURITIES, LLC
(a wholly owned subsidiary of IFMI, LLC)
Statement of Financial Condition
December 31, 2011
(Dollars in thousands)

Assets

Cash and cash equivalents	$	3,689
Receivables from brokers, dealers, and clearing agencies		120
Due from related parties		88
Other receivables		28
Other assets		690
Total assets	$	4,615
Member's equity		4,615
Total liabilities and member's equity	$	4,615

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of IFMI, LLC)

Statement of Operations

For the Year Ended December 31, 2011

(Dollars in thousands)

Revenues		
Net trading	$	4,569
Principal transactions and other income		594
Total revenues		5,163
Operating expenses		
Compensation and benefits		3,318
Allocated costs from parent company		685
Business development, occupancy, equipment		581
Subscriptions, clearing, and execution		186
Professional services, subscriptions, and other operating		208
Total operating expenses		4,978
Net income	$	185

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC
(a wholly owned subsidiary of IFMI, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011
(Dollars in thousands)

		Member's equity
Balance at December 31, 2010	$	7,430
Distributions to the parent company		(3,000)
Net income		185
Balance at December 31, 2011	$	4,615

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of IFMI, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2011
(Dollars in thousands)

Cash flows from operating activities		
Net income	$	185
Adjustment to reconcile net income to net cash used in operating activities:		
Change in unrealized loss on derivatives		(526)
Changes in operating assets and liabilities:		
Change in restricted cash		1,266
Change in other receivables		169
Change in receivables from/payables to related parties, net		(739)
Change in investments - trading, net		150
Change in receivables from/payables to brokers, dealers, and clearing agencies, net		27
Change in other assets		616
Change in accounts payable and other liabilities		(147)
Change in accrued compensation		(2,593)
Net cash used in operating activities		(1,592)
Cash flows used by financing activities		
Capital distribution to Parent Company		(3,000)
Net cash used by financing activities		(3,000)
Net decrease in cash and cash equivalents		(4,592)
Cash and cash equivalents at the beginning of the year		8,281
Cash and cash equivalents at the end of the year	$	3,689

See accompanying notes to the financial statements

(Dollars in thousands)

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company is a wholly owned subsidiary of IFMI, LLC (the "Parent Company") and the Parent Company is a majority owned subsidiary of Institutional Financial Markets, Inc. ("IFMI"). Beginning June 1, 2011, the Company ceased its trading activities and does not generate any revenue from its operations other than recognizing miscellaneous income, such as, interest on its excess cash balances. The Company does not contribute materially to IFMI's capital markets operations.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 28, 2012. No material subsequent events have occurred since December 31, 2011 and through February 28, 2012 that required recognition or disclosure in these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have original maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Restricted Cash*

Restricted cash consisted of funds on deposit related to outstanding foreign currency forward contracts and EuroDollar futures during the year ended December 31, 2011. As of December 31, 2011 there were no outstanding foreign currency forward contracts or EuroDollar futures and all outstanding restricted balances were returned to the Company during the year ended December 31, 2011.

D. Receivables from *Brokers, Dealers, and Clearing Agencies*

(Dollars in thousands)

Receivables from brokers, dealers, and clearing agencies consist of funds on deposit with RBC Correspondent Services ("RBC"), a division of RBC Capital Markets Corporation, the Company's former clearing broker. See note 4.

E. *Financial Instruments*

The Company accounts for its investment securities at fair value under various accounting literature including FASB ASC 320, *Investments – Debt and Equity Securities* ("FASB ASC 320") pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("FASB ASC 825").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See notes 7 and 8 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income in the statement of changes in member's equity.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. In the instance the Company would acquire available for sale securities, the Company would also elect the fair value option, in accordance with FASB ASC 825, for all securities that were classified as available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

F. *Derivative Financial Instruments*

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a cash flow hedge and certain documentation and effectiveness requirements are met, reporting entities are allowed to record all or a portion of the change in fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") in the statement of changes in member's equity rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statement of operations and unrealized gains are included within unrealized gain on derivatives, at fair value or the unrealized loss within unrealized loss on derivatives, at fair value in the statement of financial condition.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statements of operations on a trade date basis. See note 7.

G. *Revenue Recognition*

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities that had been classified as investments – trading in the statement of financial condition; and (ii) commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities. Such interest expense is recorded on an accrual basis.

Principal transactions and other income: Principal transactions include all gains, losses and income (interest and dividend) from securities classified as other investments, at fair value in the statement of financial condition. Other income includes foreign currency gains and losses and interest earned on cash and cash equivalents which is recognized on the accrual basis.

H. *Corporate Overhead Allocation*

The Parent Company allocates certain indirect expenses to the Company. See note 15-A.

I. *Due to/from Related Parties*

The Company has an expense sharing arrangement with the Parent Company and periodically receives advances from or advances money to the Parent Company. In addition, the Company periodically receives advances from or advances money to other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

J. *Recent Accounting Developments*

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level

(Dollars in thousands)

3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company's adoption of the provisions of ASU 2011-04 effective January 1, 2012 did not have a material effect on the Company's financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income,* ("ASU 2011-05") which requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in member's equity. The standard does not change the items that must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 defers the requirement that companies present reclassification adjustments and the effect of those reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The effective dates for ASU 2011-12 are consistent with the effective dates for ASU 2011-05. Since ASU 2011-05 and ASU 2011-12 impact presentation only, the Company's adoption of the new guidance will not have an effect on the Company's financial condition, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"), which requires companies to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on a company's financial position. The amendments require enhanced disclosures by requiring improved information about financial statements and derivative instruments that are either (i) offset in accordance with current literature or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required by ASU 2011-11 will be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures about offsetting assets and liabilities

L. *Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 8 for a discussion of the fair value hierarchy.

(Dollars in thousands)

Cash and cash equivalents: Cash and cash equivalents are carried at historical cost which is assumed to approximate fair value.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available.

Derivatives: These amounts are carried at fair value. The fair value is based on quoted market prices on an exchange that is deemed to be active.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from brokers, dealers, and clearing agencies consist of a deposit with the Company's former clearing firm, RBC. There were no amounts payable to brokers, dealers, and clearing agencies at December 31, 2011. In September 2011, the Company terminated its clearing and custody arrangement with RBC and no longer has the ability to service individual accounts of clients.

5. OTHER RECEIVABLES

Other receivables at December 31, 2011 consist of other miscellaneous receivables of $28 that are of a short-term nature.

6. FINANCIAL INSTRUMENTS

The Company did not hold any investments as of December 31, 2011.

7. DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Forward Contracts

Foreign currency forward contracts are exchange-traded derivatives which transact on an exchange that is deemed to be active. The Company carries the foreign currency forward contracts at fair value and includes the unrealized gain as a component of unrealized gain on derivatives, at fair value or the unrealized loss as a component of unrealized loss on derivatives, at fair value in the statement of financial condition. The Company includes any gain or loss as part of principal transactions and other income in the statement of operations. In January 2011, the Company had terminated its outstanding foreign currency forward contracts with a notional amount of 12.5 million Japanese Yen per contract. As of December 31, 2011, the Company did not hold any outstanding foreign currency forward contracts.

EuroDollar Futures

EuroDollar futures are exchange-traded derivatives which transact on an exchange that is deemed to be active. The Company carries the EuroDollar futures contracts at fair value and includes the unrealized gain as a component of unrealized gain on derivatives, at fair value or the unrealized loss as a component of unrealized

(Dollars in thousands)

loss on derivatives, at fair value in the statement of financial condition. The Company includes any gain or loss as part of net trading revenue in the statement of operations. In January 2011, the Company had terminated its 87 outstanding EuroDollar futures contracts with a notional amount of $1 million per contract and a duration of three months. As of December 31, 2011, the Company did not hold any outstanding EuroDollar futures contracts.

There was no unrealized loss or gain related to derivative financial instruments in the Company's statement of financial condition as of December 31, 2011.

The following table presents the Company's derivative financial instruments and the amount and location of the net gain recognized in the statement of operations for the year ended December 31, 2011:

DERIVATIVE FINANCIAL INSTRUMENTS-STATEMENT OF OPERATIONS INFORMATION

Derivative Financial Instruments Not Designated as Hedging Instruments under FASB ASC 815:	Statement of Operations Classification	Year Ended December 31, 2011
Foreign currency forward contracts	Revenue - principal transactions and other income	$ 553
EuroDollar futures	Revenue - net trading	2
		$ 555

8. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company is required to categorize its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by third party pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the table below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were not transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which reclassifications occur.

The Company did not hold any assets or liabilities measured at fair value as of December 31, 2011, and, therefore, the Company did not provide a table displaying the fair value measurements on a recurring basis.

Foreign Currency Forward Contracts

The foreign currency forward contracts are exchange-traded derivatives which transact on an exchange that is deemed to be active. The fair value of foreign currency forward contracts is based on current quoted market prices. These are considered a Level 1 value in the hierarchy. See note 7.

EuroDollar Futures

The EuroDollar futures are exchange-traded derivatives which transact on an exchange that is deemed to be active. The fair value of the EuroDollar futures contracts is based on current quoted market prices. These are considered a Level 1 value in the hierarchy. See note 7.

The following table presents additional information about assets measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2011:

(Dollars in thousands)

LEVEL 3 INPUTS
Year Ended December 31, 2011

	January 1, 2011	Net realized/unrealized gains (losses) included in Income: Net trading	Transfers in and/or (out), net of Level 3	Purchases	Sales	December 31, 2011	Unrealized gains /(losses) still held (1)
Assets:							
Investments-trading							
Collateralized debt obligations	$ 150	$ 14	$ -	$ 140	$ (304)	$ -	$ -
Total investments-trading	$ 150	$ 14	$ -	$ 140	$ (304)	$ -	$ -

(1) Represents the amount of total gains or losses for the period, included in earnings, relating to assets classified as Level 3 that are still held at December 31, 2011.

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include what the Company believes to be a decrease in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources.

Investments-trading: During the year ended December 31, 2011, there were no transfers in to or out of Level 3.

9. OTHER ASSETS

Other assets at December 31, 2011 included:

OTHER ASSETS	
Prepaid expenses	$ 650
Broker dealer license	40
	$ 690

10. RETIREMENT PLAN

The Parent Company maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. Under the plan, the Company matches 50% of employee

(Dollars in thousands)

contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were not material for the year ended December 31, 2011.

11. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

12. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $100 as of December 31, 2011. As of December 31, 2011 the Company's adjusted net capital was $3,809 which exceeds the minimum requirements by $3,709.

13. RESERVE REQUIREMENTS

As of December 31, 2011, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

14. COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Proceedings

The Company is a party to litigation commenced on January 12, 2009 in the United States District Court for the Northern District of Illinois (the "Illinois Court") under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc. v. Delores E. Rodriguez, Barry C. Mohr, Jr., Jacques de Saint Phalle, Keefe, Bruyette & Woods, Inc., and Cohen & Company Securities, LLC.* The plaintiff in this case is the Liquidation Trustee (the "Liquidation Trustee") for the Estate of Sentinel Management Group, Inc. ("Sentinel"), which filed a bankruptcy petition in August 2007. The Liquidation Trustee alleges that the Company sold Sentinel securities, mainly collateralized debt obligations that the Liquidation Trustee contends were unsuitable for Sentinel and that the Company violated Section 10(b) of the Exchange Act and Rule 10b-5. The Liquidation Trustee also seeks relief under the Illinois Blue Sky Law, the Illinois Consumer Fraud Act, the United States Bankruptcy Code, and under common law theories of negligence and unjust enrichment. The relief sought by the Liquidation Trustee under these various legal theories includes damages, rescission, disgorgement, and recovery of allegedly voidable transactions under the Bankruptcy Code, as well as costs and attorneys' fees. The Company is vigorously defending the claims. By order dated July 8, 2009, the Illinois Court dismissed the Liquidation Trustee's Illinois Consumer Fraud Act claim. Discovery is ongoing with respect to the remaining claims. No contingent liability was recorded in the Company's financial statements related to this litigation.

(Dollars in thousands)

The Company is also party to litigation commenced on May 21, 2009 in the Illinois Court under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee of the Sentinel Liquidation Trust, Assignee of certain claims v. Keefe, Bruyette & Woods, Inc., Cohen & Company Securities, LLC., Delores E. Rodriguez, Barry C. Mohr, Jr., and Jacques de Saint Phalle*. The plaintiff in this case is the Liquidation Trustee of the Sentinel Liquidation Trust, which emerged from the bankruptcy of Sentinel, filed in August 2007. The Liquidation Trustee, purportedly as the assignee of claims of Sentinel's customers, alleges that, by recommending that Sentinel purchase securities, mainly collateralized debt obligations, that the trustee deems to have been unsuitable for Sentinel's customer accounts, the Company aided and abetted breaches of fiduciary duties purportedly owed by Sentinel and its head trader to Sentinel's customers, in violation of Illinois common law. The complaint also alleges claims under common law theories of negligence and unjust enrichment. The Company will vigorously defend all claims. The Company filed a motion to dismiss the Liquidation Trustee's complaint on July 21, 2009; that motion was dismissed "as moot" on March 29, 2011. Neither the court nor the Liquidation Trustee has taken any action since that time. No contingent liability was recorded in the Company's financial statements related to this litigation.

In addition to the matters set forth above, the Company is a party to various routine legal proceedings and regulatory inquiries arising out of the ordinary course of the Company's business. Management believes that the results of these routine legal proceedings and regulatory matters will not have a material adverse effect on the Company's financial condition, or on the Company's operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company's operations and cash flows. It is the Company's policy to expense legal and other fees as incurred.

15. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2011. The transactions are listed by related party.

A. The Parent Company

The Parent Company allocates all direct expenses it incurs on behalf of the Company to the Company. These direct expenses include the salaries, wages, and benefits for all employees who are solely dedicated to the operations of the Company.

Prior to July 1, 2011, the Parent Company maintained an expense sharing agreement with the Company and an affiliated broker dealer entity in order to allocate expenses that indirectly benefited the Company or the affiliated broker dealer entity. The Company had allocated costs based on the following formula:

Service/Expense	Allocation Methodolgy	Average Percentage of Allocated Fees and Costs to the Company From IFMI, LLC
Rent, Utilities, Telephone, Office Equipment and Technology Support, Subscription Dues and Memberships(1), Professional Fees(2) and Insurance (3)	Based upon the amount of square footage occupied by the Company.	2%
Compensation, Taxes and Benefits (President, Chief Compliance Officer, and Vice President and Chief Financial Officer)	Based upon the anticipated allocable portion of time spent by each named executive officer working for the Company during the next calendar quarter.	9%
Compensation, Taxes and Benefits (two named Managing Directors)	Based upon the anticipated allocable portion of time spent by each named executive officer working for the Company during the next calendar quarter.	20%
Compensation, Taxes and Benefits for Back-Office Support	Based upon the percentage of revenues generated by the Company as compared to total consolidated revenues generated by Cohen Brothers LLC.	9%

(1) The term "Subscriptions, Dues and Memberships" meant the subscription costs for Bloomberg, Loan Performance Index, Intex and other suppliers of data and information used by IFMI, LLC and the Company and an affiliated broker-dealer entity.

(2) Professional fees included, but were not limited to, the cost of consultants, outside counsel and accountants, including the auditor of IFMI, LLC, who also audits the Company and an affiliated broker-dealer entity, each of which is a direct obligation of each entity.

(3) Insurance meant coverage for property casualty, directors and officers, errors and omissions and professional liability. It did not include the cost of the fidelity bond for the Company or for the affiliated broker-dealer entity, each of which is a direct obligation of each entity.

(Dollars in thousands)

The percentage allocated varied quarter to quarter depending on whether there was a change in usage of space, usage of time, or generation of revenue on a calendar quarterly basis or if there was a material change during the course of a calendar quarter.

Beginning in July 2011, the Company entered into an arrangement with the Parent Company, whereby the Parent Company will allocate $5 per month for services provided by the Company's Chief Financial Officer and Chief Compliance Officer.

The Company incurred expense of $685 for the year ended December 31, 2011 under the former and current expense sharing arrangements. This amount is included in allocated costs from parent company in the statement of operations.

As of December 31, 2011, the Company had net amounts due from the Parent Company of $88 which represented the entire amount included as due from related parties in the Company's statement of financial condition.

During the year ended December 31, 2011, the Company made distributions to the Parent Company of $3,000.

B. Other

From time to time, the Company used the services of affiliated broker-dealer entities to carry out riskless trading activities. The Company recognized an immaterial amount of net trading revenue from these activities during 2011.

From time to time, the Company provided certain brokerage services to employees of the Parent Company in the ordinary course of business. The Company recognized an immaterial amount of net trading revenue from these activities during 2011.

16. CONCENTRATION OF CREDIT RISK

As of December 31, 2011, the Company held approximately $3,464 of its cash and cash equivalents with TD Bank, and $225 with RBC Correspondent Services, a division of RBC Capital Markets Corporation. If any of these institutions failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

SUPPLEMENTARY INFORMATION

Cohen & Company Securities, LLC
(a wholly owned subsidiary of IFMI, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2011
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

SCHEDULE 1

Net Capital Calculation		
Net Capital		
Member's Capital	$	4,615
Deductions		
Non allowable assets		(806)
Tentative net capital		3,809
Net Capital	$	3,809
Minimum net capital required		100
Excess net capital	$	3,709
Ratio of aggregate indebtedness to net capital		0%
Reconciliation:		
Net capital, per unaudited December 31, 2011 FOCUS report, filed	$	3,809
Net audit adjustments		-
	$	3,809

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Managers
Cohen & Company Securities, LLC

In planning and performing our audit of the financial statements of Cohen and Company Securities, LLC (the Company), a wholly owned subsidiary of IFMI, LLC, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Board of Managers
Cohen & Company Securities, LLC

We In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cohen & Company Securities, LLC (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052468 FINRA DEC
COHEN & COMPANY SECURITIES LLC 15*15
ATTN: COMPLIANCE DEPT
2929 ARCH ST 17TH FL
PHILADELPHIA PA 19104-2857

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12,653

B. Less payment made with SIPC-6 filed (exclude interest) (12,823)

10/26/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (170)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (170)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(170)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cohen & Company Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 28TH day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,163,096
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	7,264
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,264
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	109,241
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	109,241
2d. SIPC Net Operating Revenues	$ 5,061,119
2e. General Assessment @ .0025	$ 12,653

(to page 1, line 2.A.)